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                                        December 21, 2007

Mr. Kevin L. Vaughn, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Comments on Form 10-KSB for the year ended December 31, 2006 and on Form 10-Q for the period ended September 30, 2007
       File No. 0-3936

Dear Mr. Vaughn:

     Pursuant to your letter addressed to Mr. Dennis Sunshine, Chief Executive Officer, dated December 6, 2007, enclosed is the supplemental information requested in your comments.

Form 10-Q for the quarter ended September 30, 2007
--------------------------------------------------

Item 6. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations
-------------

- We will revise all future filings on Form's 10-K and 10-Q to present a non-GAAP measure of EBITDA that is consistent with EBIDTA defined in Item 10(h)(1)(ii)(A) of Regulation S-B.
- We will revise all future filings on Form 8-K that includes a presentation of "EBITDA, as adjusted", to include a reconciliation of "EBITDA, as adjusted" to cash flows from operating activities. The reconciliation will include a compressed presentation of changes in operating assets and liabilities.
If you have any questions concerning this filing, please contact me at 631-435-8300.

Very truly yours,
ORBIT INTERNATIONAL CORP.


/s/ Mitchell Binder
-------------------
Mitchell Binder
Executive Vice President

Enclosure
cc: Elliot Lutzker, Phillips Nizer LLP